Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES CHARTER CONTRACT WITH ARAMCO FOR ABOUT 24 MONTHS AT US$41,000 PER DAY

ATHENS, GREECE, June 5, 2024 – Performance Shipping Inc. (NASDAQ: PSHG), ("we" or the "Company"), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Aramco Trading Fujairah FZE (“Aramco” or the "Charterer") for the 2011-built, 104,588 dwt Aframax tanker vessel, the M/T Briolette. The gross charter rate will be US$41,000 per day for a period of twenty-four (24) months ± 30 days at the option of the Charterer. The charter commenced on June 2, 2024, in direct continuation of the previous charter, and is expected to generate approximately US$28.7 million in gross revenue for the minimum duration of the charter.

Andreas Michalopoulos, the Company's Chief Executive Officer, stated:

"We are pleased to announce the direct continuation of the charter with Aramco, one of the world’s largest integrated energy and chemicals companies. This new 2-year charter contract, which commenced immediately upon the expiration of the previous 2-year charter contract with Aramco, earns a daily gross charter rate that is US$8,500 higher than the previous contract. It is the third such contract that the Company has secured with the Charterer, a testament to the quality and reliability of the seaborne transportation services we strive to provide our valuable customers. We now have a contract backlog of US$228.1 million, including the three 5-year contracts for our Aframax LR2 newbuildings. Two of the seven vessels in our operating fleet trade in the spot market through their participation in pools, while the remaining five are on time charters, with one expiring by the end of August, and two in the last quarter of 2024. If current market conditions are sustained, we anticipate employing our vessels with charters expiring in 2024 at higher rates.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire and renewal of expiring charters. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might," "pending" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including "trade wars", armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.